Exhibit 4.62

Supplementary Agreement No.4 to the Exclusive Technical Consulting and Service Agreement

This Supplementary Agreement No.4 to the Exclusive Technical Consulting and Service Agreement (“Supplementary Agreement”) is made and entered into on March 18, 2014 (“Effective date”) by and between:

Party A: Shanghai Zhengtu Information Technology Co., Ltd.

Address: 2FL, Building No.29, No.396 Guilin Road, Shanghai, PRC

Party B: Shanghai Giant Network Technology Co., Ltd. (original name: Shanghai Zhengtu Network Technology Co., Ltd)

Address: Room 708, Building No. 29, No.396 Guilin Road, Shanghai

(hereinafter, Party A and Party B will be referred to as “Party” separately and as “Parties” collectively )

WHEREAS,

1.	Party A and Party B entered into the Exclusive Technical Consulting and Service Agreement on September 6, 2006, the Supplementary Agreement No. 1 to the Exclusive Technical Consulting Service Agreement, the Supplementary Agreement No. 2 to the Exclusive Technical Consulting and Service Agreement and the Supplementary Agreement No. 3 to the Exclusive Technical Consulting and Service Agreement ( hereinafter collectively referred to as the “Original Agreement”)

2.	Through friendly negotiations, Party A and Party B agree to amend such clauses in the Original Agreement.

NOW, THEREFORE, adhering to the principles of equality and mutual benefit, and after friendly negotiations, the Parties reach the following supplementary agreement to the Original Agreement:

1.	The Parties hereby to agree to modify Article 7 “ Modification and Termination” to the Original Agreement as follows:

7. Modification and Termination

Unless otherwise provided by this Agreement or agreed in writing by both parties, neither party can terminate or modify this Agreement unilaterally.

2.	The Parties hereby agree to modify Article 9 “Fault” to the Original Agreement as follows:

9.	Liability for Breach of Contract

9.1	Both parties agree and confirm if either party (the “Breaching Party”):

(i) materially breach any of the terms under this Agreement, or refuse to preform or delay in preforming any of its obligations under this agreement, constitute a breach of contract under this Agreement. The non-breaching party shall have the right to require the breaching party to take appropriate measures within a reasonable time period. If remedies or correctness is not provided by the Breaching Party within the reasonable period required by the non-breaching party or within sixty (60) calendar days after the receipt of the notice from the non-breaching party;

Then:

9.1.1 if Party B is the Breaching Party, Party A shall have the right to terminate this Agreement and require the Breaching Party to compensate for its loss.

9.1.2 if Party A is the Breaching Party, Party B has the right to require Party A to compensate for its loss, however, unless otherwise provided by law, Party B shall not be entitled to terminate this Agreement.

9.2 Notwithstanding other provisions in this Agreement, this Article 9 shall survive the suspension or termination of this Agreement

3.	The Parties agree hereby to modify Article 18 “Dispute Settlement” to the Original Agreement as follows

18.	Dispute Settlement

18.1 f any dispute arises with respect to this Agreement, both parties shall first settle such dispute through consultation in good faith. If such consultation proves unsuccessful in thirty calendar days, either Party may submit such dispute to the Shanghai Branch of the China International Economic and Trade Arbitration Commission for settlement. The number of the arbitrator shall be three, either party is entitled to appoint one arbitrator, and the third arbitrator shall be designated by the Shanghai Branch of the China International Economic and Trade Arbitration Commission.

18.2 The arbitration award shall be final and binding on both of the Parties hereto. For clarity, all the parties agree that the arbitrators are entitled to issue proper award according to Chinese law and actual circumstance so that Party A will obtain appropriate remedies including restriction on the business operation of Party B, restriction on Party B’s equity or assets, ban on transfer or disposition or other relevant remedies. All the parties shall be bound by the award

18.3 During the period of the dispute settlement, all the parties shall keep performing the part of the Agreement that without disputes

18.4 The Parties agree that either party shall have the right to obtain preliminary injunctive relief from any court having jurisdiction subject to applicable laws and regulations of China. For example, the property of the breaching party or the equity of the company can be distained and frozen. Such right shall not negatively affect the effectiveness of the arbitration clause provided above.

18.5 after the arbitration award becoming effective, either party may apply to the court with jurisdiction to enforce the award.

18.6 subject to the Chinese law, courts located in the following venue shall be deemed with jurisdiction (1) Hong Kong Special Administrative Region; (2) the place where Giant Interactive Group Inc, registered; (3) the place where Patty B has its registered office (i.e. Shanghai) and (4) the place where the main assets of Giant Interactive Group Inc. or Party B is located.

4.	Both parties agree to add a new Article to the Original Agreement, i.e. Article 26:

26.	Successor

This Agreement shall be binding on any successors, assignees or any lawful transferees of the Parties. The successors, assignees or any lawful transferees of the Parties (if any) shall keep preforming the rights and obligations under this Agreement respectively,

5.	Terms that are not defined in this Supplementary Agreement shall have the same meaning as in the Original Agreement. In all the rest that is not provided by this Supplementary Agreement the Parties shall be governed by the Original Agreement.

6.	This Supplementary Agreement shall become effective immediately upon sealed by the Parties.

Party A: Shanghai Zhengtu Information Technology Co., Ltd.	Party B: Shanghai Giant Network Technology Co., Ltd.